Exhibit (a)(1)(i)

VISTA CREDIT STRATEGIC LENDING CORP.
If you do not want to sell your shares of common
stock at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.

December 23, 2025

Dear Stockholder:

This letter serves to inform you of important dates relating to a repurchase offer by Vista Credit Strategic Lending Corp. (the “Company”). If you are not interested in selling your shares of common stock, par value $0.01, of the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below and unless the Offer (as defined in the attached Letter of Transmittal) is extended, the sale to the Company of all Shares that have not been outstanding for at least two years at the time of repurchase, will be subject to an “early repurchase deduction”, which will reduce your proceeds by up to 2% of such Shares’ net asset value (for Shares owned pursuant to a subscription agreement accepted prior to November 1, 2024 and after December 31, 2025, the 2% early repurchase deduction will only be imposed on Shares held for less than one year). Shares that are issued pursuant to the Company’s distribution reinvestment plan and sold for repurchase will not be subject to the early repurchase deduction. In addition, the repurchase of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on December 23, 2025, and end at 11:59 p.m., Eastern Time, on January 22, 2026. The purpose of the tender offer is to provide liquidity to stockholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or email to the Company’s transfer agent, State Street Bank and Trust Company, Attention: Terrence Phillip – Transfer Agency/VCSL, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail: P.O. Box 5493 Boston, MA 02206

Overnight Mail: 1776 Heritage Drive, Mail Code: JAB/3 North Quincy, MA 02206

Email: TA_Vista_INQ@statestreet.com

All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Company’s transfer agent by 11:59 p.m., Eastern Time, on January 22, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 212-804-9100.

Sincerely,

Vista Credit Strategic Lending Corp.